Exhibit (a)(8)

    This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated January 14, 2002, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) Holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, the Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All of the Outstanding Shares of Common Stock

(and the accompanying Rights (as defined below))

of

Matrix Pharmaceutical, Inc.

at

$2.21 Net Per Share

by

Manon Acquisition Corp.

a wholly owned subsidiary of

Chiron Corporation

    Manon Acquisition Corp., a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of Chiron Corporation, a Delaware corporation ("Parent"), is offering to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Common Stock", and, together with the associated rights to purchase Preferred Stock (the "Rights"), the "Shares") of Matrix Pharmaceutical, Inc., a Delaware corporation (the "Company"), at a price of $2.21 per Share, net to the seller in cash (less any required withholding taxes), without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated January 14, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Tendering stockholders who have Shares registered in their names and who tender directly to EquiServe Trust Company, N.A. (the "Depositary") will not be charged brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees. The Purchaser will pay all charges and expenses of the Depositary and MacKenzie Partners, Inc., which is acting as the information agent (the "Information Agent"), incurred in connection with the Offer. Following the consummation of the Offer, the Purchaser intends to effect the Merger described below.

    THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, FEBRUARY 11, 2002, UNLESS THE OFFER IS EXTENDED.

    The Offer is conditioned upon, among other things, (i) there being validly tendered prior to the expiration of the Offer that number of Shares which, when added together with all other Shares owned by Parent and its subsidiaries, would represent at least a majority of the outstanding Shares (determined on a fully diluted basis for all outstanding stock options and any other rights to acquire Shares outstanding on the date of purchase) (the "Minimum Condition"), (ii) any requisite waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR

Act"), applicable to the purchase of Shares pursuant to the Offer or the Merger described herein having been terminated or having expired (the "HSR Condition") and (iii) the applicable waiting periods under foreign antitrust and competition laws having been terminated or having expired, except for such waiting periods the failure of which to terminate or expire would not have a Parent Material Adverse Effect or a Company Material Adverse Effect (as such terms are defined in the Offer to Purchase) or to provide a reasonable basis to conclude that the parties to the Merger Agreement or any of their respective directors, officers, agents, advisors or other representatives would be subject to the risk of criminal liability (the "Foreign Antitrust Condition"). The Offer is also subject to the satisfaction of certain other conditions. The Minimum Condition, the HSR Condition, the Foreign Antitrust Condition and the other conditions to the Offer set forth in the Offer to Purchase are collectively referred to as the "Offer Conditions." See Section 13 of the Offer to Purchase.

    The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 6, 2002 (the "Merger Agreement"), among Parent, the Purchaser and the Company. The purpose of the Offer is for Parent, indirectly through the Purchaser, to acquire a majority voting interest in the Company as the first step in a business combination. The Merger Agreement provides that, among other things, the Purchaser will make the Offer and that simultaneously with or as soon as practicable after expiration of the Offer, receipt of any required approval by the Company's stockholders of the Merger Agreement and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, the Purchaser will be merged with and into the Company in accordance with relevant provisions of the General Corporation Law of the State of Delaware (the "DGCL"), with the Company continuing as the surviving corporation (the "Merger"). At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares, if any, that are held by any stockholder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL and Shares that are owned by the Company (as treasury stock), Parent or any subsidiary of Parent (including the Purchaser) immediately prior to the Effective Time) shall be converted into the right to receive in cash, without interest, $2.21 or any higher price that may be paid for the Shares pursuant to the Offer.

    The Board of Directors of the Company has determined that the terms of the Offer and the Merger are advisable and fair to, and in the best interests of, the Company's stockholders, and unanimously recommends that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

    For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares pursuant to the Offer. On the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting such payment to tendering stockholders. Under no circumstances will interest on the purchase price of Shares be paid by the Purchaser because of any extension of the Offer or delay in making any payment. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase), pursuant to the procedures set forth in the Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase), and (iii) any other documents required by the Letter of Transmittal.

    If, by the Expiration Date (as defined below), any or all of the Offer Conditions have not been satisfied, the Purchaser, in its sole discretion, may elect to: (i) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, (ii) waive all of the unsatisfied Offer Conditions (other than the Minimum Condition and the condition that the Merger Agreement not be terminated in accordance with its terms) and subject to complying with applicable rules and regulations of the Securities and Exchange Commission (the "SEC"), accept for payment all Shares so tendered, or (iii) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering stockholders. The term "Expiration Date" means 12:00 Midnight, New York City time, on Monday, February 11, 2002, unless the Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser shall expire. The Purchaser does not currently intend to make a subsequent offering period available following the Expiration Date pursuant to Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), although it reserves the right to do so if it obtains the written consent of the Company. Subject to the terms of the Merger Agreement and applicable rules and regulations of the SEC, the Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the Offer by giving oral or written notice of such extension to the Depositary. During any such extension of the Offer, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw such stockholder's Shares. Notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer, unless the Offer Conditions have been satisfied. Pursuant to the Merger Agreement, the Purchaser reserves the right to waive any condition to the Offer or to modify the terms of the Offer, except that, without the written consent of the Company, the purchaser will not (i) reduce the number of Shares subject to the Offer, (ii) reduce the price per Share to be paid pursuant to the Offer, (iii) change or waive the Minimum Condition, add to the Offer Conditions or modify the Offer Conditions in any manner adverse to the holders of Shares, (iv) except as described below, extend the Offer, (v) change the form of consideration payable in the Offer or (vi) otherwise amend the Offer in any manner adverse to the holders of Shares.

    Notwithstanding the foregoing, the Purchaser may (but shall not be obligated to), without the consent of the Company, (i) extend the Offer for one or more periods of time (which, without the written consent of the Company, shall not exceed ten days per extension) that the Purchaser reasonably believes are necessary to cause the Offer Conditions to be satisfied, if at the scheduled expiration date of the Offer any of the Offer Conditions are not satisfied, until such time as such Offer Conditions are satisfied or waived, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer, or (iii) extend the Offer on one or more occasions for an aggregate period of not more than ten business days if the Minimum Condition has been satisfied but fewer than 90% of the Shares have been validly tendered and not withdrawn. Pursuant to the Merger Agreement, if all of the Offer Conditions are not satisfied on any scheduled Expiration Date, then the Purchaser will from time to time and on each such occurrence extend the Offer for a period of time (which, without the written consent of the Company, shall not exceed ten days per extension) that the Purchaser reasonably believes is necessary to cause the Offer Conditions to be satisfied until such conditions are satisfied or waived, provided that, so long as Parent and the Purchaser shall have complied with their obligations under the Merger Agreement, the Purchaser shall not be required to extend the Offer beyond the twentieth business day following March 31, 2002, as such date may be extended pursuant to the Merger Agreement. In addition, pursuant to the terms of the Merger Agreement, the Purchaser may extend the Offer on one occasion by seven days under certain circumstances described in the Offer to Purchase. Upon the terms and subject to the conditions of the Offer (including the Offer Conditions and, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment, and will pay for, all Shares validly tendered and not withdrawn promptly after the expiration of the Offer. If there is a subsequent offering period, all Shares tendered during the subsequent offering period will be immediately accepted for payment and paid for as they are tendered. Shares tendered in any subsequent offering period and accepted for payment may not be withdrawn. The Purchaser confirms that its reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a tender offeror pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer.

    Any decision to provide a subsequent offering period will be announced no later than 9:00 a.m., New York City time, on the next business day following the expiration of the Offering Period and the Purchaser will announce the approximate number and percentage of Shares deposited as of the expiration of the Offer no later than 9:00 a.m., New York City time, on the next business day following the expiration of the Offer and such securities will be immediately accepted and promptly paid for.

    Tenders of the Shares made pursuant to the Offer are irrevocable except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after Thursday, March 14, 2002. There will be no withdrawal rights during any subsequent offering period for any Shares tendered during the subsequent offering period. For a withdrawal of Shares tendered pursuant to the Offer to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the Shares to be withdrawn must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. None of the Purchaser, Parent, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tender for Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date or the expiration of any subsequent offering period.

    Sales of Shares pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger will be taxable transactions for Federal income tax purposes and may also be taxable under applicable state, local and other tax laws. For Federal income tax purposes, a stockholder whose Shares are purchased pursuant to the Offer or who receives cash as a result of the Merger will realize gain or loss equal to the difference between the adjusted basis of the Shares sold or exchanged and the amount of cash received therefor. Such gain or loss will be capital gain or loss if the Shares are held as capital assets by the stockholder. Capital gain of a non-corporate stockholder is generally subject to a maximum tax rate of 20% in respect of property held for more than one year. The income tax discussion set forth above is included for general information only and may not be applicable to stockholders in special situations such as stockholders who received their shares upon the exercise of stock options or otherwise as compensation, stockholders who are not United States persons and stockholders who are traders in securities that elect to use a mark-to-market method of accounting for their securities holdings. Stockholders should consult their own tax advisors with respect to the specific tax consequences to them of the Offer and the Merger, including the application and effect of Federal, state, local, foreign or other tax laws.

    The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

    The Company has provided to the Purchaser its list of stockholders and security position listing for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares and will be mailed to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

    The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

    Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent at its address and telephone number set forth below, and will be furnished promptly at the Purchaser's expense. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer.

    The Information Agent for the Offer is:

MACKENZIE PARTNERS (LOGO)
105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
E-mail: proxy@mackenziepartners.com

or

Call Toll-Free (800) 322-2885

January 14, 2002